Exhibit 99.1

Trina Solar Holds Annual General Meeting of Shareholders

CHANGZHOU, China, Sept. 7, 2012 /PRNewswire/ — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today that it held its 2012 annual general meeting of shareholders on September 7, 2012. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders approved:

1. Re-election of Mr. Jerome Corcoran as a director of the Company;

2. Re-election of Mr. Chow Wai Kwan Henry as a director of the Company; and

3. Appointment of KPMG as an auditor of the Company to audit the accounts of the Company for the fiscal year ending December 31, 2012 and that the board of directors or the audit committee of the board of directors of the Company shall fix the fee for KPMG.

About Trina Solar Limited

Trina Solar Limited (NYSE:  TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers to have developed a vertically integrated business model that extends from the production of monocrystalline and multicrystalline silicon ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Michael Fuchs
Phone: +(86) 519-8548-2009 (Changzhou)	Phone: +(86) 10-6566-2256
Email: trina@brunswickgroup.com
Thomas Young, Vice President, Investor Relations
Phone: +(86) 138-6118-3779 (Global)
Email: ir@trinasolar.com